OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

New Age Automotive Concepts LLC d/b/a Perfect Price Auto

44349 Lowtree Ave Suite 111
Lancaster, CA 93536

perfectpriceauto.com

25000 units of Class A Common Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Class A Common Unit l Minimum $160.00 (US)

Maximum (267,500) Class A Common Units ($107,000)

Minimum (25,000) Class A Common Units ($10,000)

Company	New Age Automotive Concepts LLC dba Perfect Price Auto
Corporate Address	44349 Lowtree Ave Suite 111 Lancaster, CA 93536
Description of Business	Perfect Price Auto connects automotive dealerships and consumers with a single-point website that allows for real time competitive offers from dealers to consumers on new cars.
Type of Security Offered	Class A Common Units
Price per Unit	$0.40 per Unit
Minimum Investment Amount (per investor)	$160 (400 Units)

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Perfect Price Auto connects automotive dealerships and consumers with a single-point website that simplifies the new car shopping process. Our goal from the beginning was to create a transparent no hassle system that simplifies the new car negotiation process for consumers and dealers. We created a reverse auction system where consumers build the car/cars they are interested in buying, and then lists them for the dealers to make offers. The dealers openly compete and create offers for the consumer to see. The dealers can see all offers made for all makes the consumer is shopping them against and allows them to adjust their offers in real-time. This allows the dealers to decide on a case by case bases, just how far they want to go on pricing to earn each individual consumer's business.

Our website further allows the dealers to be creative in offering additional vehicle options to the consumer in a non-intrusive way.... not all consumers buy exactly what they thought they would originally. The consumer can organize their favorite offers into a watch list and then decide which deal they like best (It isn't always just about price)... then accept the offer... then contact the dealer to arrange finalizing the sale.

Our competition is several well established companies; Truecar, Autotrader, Cars.com, Kelley Blue Book, and Edmunds. These companies are billion dollar plus companies that have well established business models. Most of these companies have bought smaller unique auto industry companies and absorbed them into their business model. The online pricing and lead tools available from these companies for consumers and dealers has not changed much over the last 10 to 15 years.

We are confident that we can compete in this market. We have create a website that takes the online new car shopping experience to the next level. Most consumers are frustrated with the current systems available from our competition, and use them more as a tool to assist them in performing their own negotiation process. Consumers are spending a lot of time, sometimes weeks or even months, contacting dealers trying to negotiate their own deal. Dealers are frustrated by not having a consistent way to know what their competition is doing, and what they may need to do to earn a customers sale. We believe our product will be the beginning of a new way to buy new cars, and that we offer a product that gives both sides added benefits.

Liabilities and Litigation

We are currently not involved with or know of any pending or threatening litigation against the Company. Nor has the Company or any of its principals involved in, or been involved in, any court or administrative proceedings for violating the provisions of state or federal securities laws or the rules of any national securities exchange or self-regulatory organization.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

The team

Officers and directors

Alex Bean	CEO and Manager
George Cady	CFO and Manager
Glen Luettgerodt	CTO and Manager

Alex Bean

Alex, our CEO and Manager since the formation of Perfect Price Auto in April 2015, is an experienced auto industry manager with nearly 19 years experience in sales and sales management for new car dealerships in the Greater Los Angeles area. He has held the titles of General Sales Manager, Sales Manager, Finance Manager, and Used Car Manager. As the General Sales Manager of Saturn of Thousand Oaks he was able to bring the dealership yearly net profit to a positive net profit position within the first year after loosing money the previous years few years. The dealership finished 2002 #1 in the Nations Sales Customer Satisfaction Index. As Sales Manager for Saturn of Antelope Valley he contributed to bringing the dealership up to being one of the top 25 dealerships in the country for new car sales volume, and increased monthly gross sales average 30%. As the Used Car Manager he increased sales volume by 50% while increasing gross average and decreasing aged inventory. As a Sales Manager at Antelope Valley Chevrolet he maintained a Customer Satisfaction Index rating above National average. I also received the Chevrolet Mark of Excellence Award for 2011 and 2012. During his time as a Sales Manager he was also responsible for overseeing dealership internet department function, providing price and payment quotes and negotiating with customers. In October of 2014 he took a break from the sales department and went to work in the service department at Antelope Valley VW to have better schedule for time with his kids, and to allow more time for Perfect Price Auto. In June of this year he left the position VW to focus on getting Perfect Price Auto moving forward. Prior to getting into the car business he worked as Police Officer for the City of Oxnard for almost 4 years. He enjoys staying in shape by lifting weights and cycling in his free time.

George Cady

George, our CFO and Manager since the formation of Perfect Price Auto in April 2015, has more than 15 years auto industry experience, 12 as a manage. He has held the positions of Sales Representative, Finance Manager, Finance Director, Assistant Sales Manager, and Sales Manager, primarily with Saturn of Antelope Valley and Antelope Valley Chevrolet. As a Sales Representative he excelled in sales, maintaining a consistent sales volume and customer satisfaction rating among the top in the dealership. He has received several awards for his sales accomplishments. During his time as a Sales representative many of his sales stemmed from self generated leads, and he developed strong skills in customer followup and retention. As a Finance Manager/Director, he was responsible for the timely funding and processing of contracts for a $30M+ annual portfolio. As a Sales Manager, George utilized his sales experience and customer followup skills to train and develop the skills of his sales team members, and implemented sales procedures and processes to help ensure the growing success of his team. George also was responsible for the internet department, which included giving quotes and making sure emails and inquiries were answered in a timely fashion. George dealt with internet customers directly and managed all manufacturer- and third-party generated leads. He is currently working as a Finance Manager back at Antelope Valley Chevrolet since July. He has worked for this owner and a few of his dealerships for over 12 years total. He worked at Parkway Cadillac, GMC, and Buick as a Sales Manager since about mid 2016. And before that he was an Assistant Sales Manager/Team Leader at First KIA for about 2 years.

Glen Luettgerodt
Glen, our CTO and Manager since the formation of Perfect Price Auto in April 2015, has more than 18 years experience in design and implementation. He has extensive experience developing the logic and workflow powering both public-facing and internal business applications, as well as over 10 years development team management experience of teams ranging from two to 17 in size. Key projects include: Health insurance quoting and auditing; and film and media tracking and rights management. Past clients include: Warner Pacific Insurance, MTV, Paramount, NBC, Warner Brothers, Technicolor, Realtor.com and Microsoft. Glen is experienced in scrum/agile software development methodology and task and issue tracking applications, such as Jira, FogBugz, and TFS. He is well versed in the Microsoft development stack and server technologies such as MS-SQL, .Net, Asp.Net, WCF, MVC, Entity Framework, IIS MSMQ, Distributed Transactions. He currently serves as Vice President of Application Architecture at a major software vendor for the Film and Television industry. My knowledge is centered around the Microsoft .Net development stack and using that to deliver internal business application as well as consumer facing web based applications. I also have many years of experience in Cloud computing and IT infrastructure management. He has worked ad the Vice President of Software Architecture for FilmTrack Inc. for the last 5 years.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have applied for a trademark on our brand "Perfect Price Auto." We also plan to explore opportunities to patent parts of our core technology, but have no patents or applications currently pending or anticipated at this time. In addition, companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our platform, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's attention from our core operations.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established automotive online research and pricing websites who currently have products on the market, and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or website obsolete, or that the website developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Perfect Price Auto is a brand-new company and has not generated any revenue to date.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the website is a good idea, that we will be able to successfully market, build and sell the website to dealers and consumers, that we can price it right and sign enough monthly paying dealer so that the company will succeed. We have yet to sign any dealer. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Any valuation or projections at this stage is pure speculation.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the notes may convert. We have not undertaken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the board as to what would be fair market value.
- **Even if we raise the maximum sought in this offering.** We may need to raise extensive funds in order to be able to maintain operations. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. We estimate that we will require at least $500K+ to grow our dealer base and for marketing to grow towards a sustainable and profitable business. If we are unable to do so we may need to raise money from

bank loans, future sales of securities or some combination thereof. Our ability to remain in business is reliant on either generating sufficient cash flows from dealer accounts, raising additional capital, or likely a combination of the two.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for product, people think its a better option than the competition and Perfect Price Auto has priced the services at a level that allows the company to make a profit and still attract business.
- **Risks of Borrowing.** The Company has and may need to seek additional capital from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.
- **Control by Founders.** The Company's Founders and sole Managers, holds a majority of our outstanding common units. Investors will not be able to control the management of the Company.
- **We depend on key personnel.** In the early stages of expansion, the Company's business will be significantly dependent on the Company's management team and technical, marketing and sales personnel that the Company will recruit in the early expansion stages. There is a lot of competition in the industry to hire and retain qualified personnel, and the Company will actively search for qualified personnel as the Company grows. In the event the Company were to lose a key member of management or key personnel, the Company may not be able to find a replacement within a time frame that would avoid an adverse material impact
- **Even if we raise the maximum sought offering** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.
- **Other investors may have greater rights than you.** In the subscription agreement, investors who purchase less than $50,000 in notes will grant a proxy to the CEO to vote any of the equity securities they receive if the notes are converted at a later date. If the Company launches a notes offering under Regulation D, the investors in that offering may have more rights since they will not be required to grant a voting proxy and will be granted contractual information and inspection rights.
- **You can't easily resell the securities.** You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.
- **Dilution Protection of early Investors** As per the Conversion to Ownership

Agreements, previous early Investors Jerry Plant, Peggy Plant, and Jason Lezama 3% Units (Shares) are non-dilutable until after such time as the Company has raised gross proceeds equal to or greater than one million dollars ($1,000,000) in total accrued investment rounds. The dilution protection shall be factored by means of weighted average. After a funding round causes the total investment funds for all rounds to equal or exceed the one million dollars ($1,000,000) amount, the Units (Shares) shall be subject to standard dilution in line with all other Class A Common Units issued. In order to maintain their 3% Membership interest until the Company has raised one million dollars ($1,000,000) in gross proceeds, additional units will be issued from future offerings, which does have a slightly greater impact on dilution for all other Unit Holders.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Alexander P Bean, 32.4% ownership, Class A Common Units
- Ronald George Cady, 32.3% ownership, Class A Common Units
- Glendon R Luettgerodt, 32.3% ownership, Class A Common Units

Classes of securities

- Class A Common Units: 10,000,000

Voting Rights *(of this security)*

The holders of Units of the Company's Class A Common Units, $0.0001 par value per unit, are entitled to one vote for each unit held of record on all matters submitted to a vote of the Members.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred Units, holders of Units of Class A Common Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the Members. The payment of dividends on the Common Units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that Members may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distribution

In the event of our liquidation, dissolution, or winding up, holders of Class A Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units. After payment of all company debts and other liabilities, and the satisfaction of any liquidation preference granted to the holders of then outstanding units of preferred units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Units are subject to and may be adversely affected by the rights of the holders of units of any series of future issued Common Units, Preferred Units and any additional classes of preferred units that we may designate in the future. Upon incorporation of Perfect Price Auto all Class A Common units will convert into equivalent number of Class A Common Voting Shares in Perfect Price Auto.

Transferability of securities

For a year, the securities can only be resold:

● In an IPO;

● To the Company;

● To an accredited investor; and

● To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

Existing Work Made for Hire Agreement

The company also has an outstanding Work Made For Hire Agreement to one of its existing programmers (Non-Partner). The programmer is earning an hourly rate of $125 per/hr for work done to the website which will be converted to Common units or shares upon qualifying financing. The amount owed as of August 31, 2017 is $38,625. This amount is expected to increase as more work continues to the website.

Interest Rate and Maturity

This agreement carries interest rate of 3% if the Note is paid in lieu of conversion and has a maturity date of September 18, 2019

Conversion terms

Upon the occurrence of a Qualified Financing, the Principal Balance of this agreement shall automatically convert into Units/Shares in the Company at a conversion price equal to the price per unit/share based on a valuation cap of $2,500,000 in connection with the Qualified Financing if the valuation is above stated cap for this note. A "Qualified Financing" shall mean a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least One Million Dollars ($1,000,000). The foregoing conversion rates shall be subject to appropriate adjustments for any unit/share split, combination, recapitalization and the like. Company Status of units/shares to be Issued. All of the units/shares that may be issued upon the conversion of this Note shall, upon issuance, be fully paid and non-assessable. This Note shall not entitle Holder to any voting rights or other rights as a member of the Company or to any rights whatsoever except the rights expressed in this Note, and no dividends shall be payable or accrue in respect of this Note or the units/shares issuable upon the conversion hereof unless and until this Note shall be converted. Upon the conversion of this Note, Holder shall, to the extent permitted by law, be deemed to be Holder of record of the units/shares issuable upon such conversion, notwithstanding that the transfer books of the Company shall then be closed or that the certificates representing such Units shall not then be actually delivered.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if it all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

New Age Automotive Concepts LLC dba Perfect Price Auto is a Manager managed company. The affairs of the Company shall be managed by a board of managers (the "Board"). The Board shall initially consist of the Executive Officers (collectively, the "Managers". The Board shall have authority, power and discretion to manage and control the business, property and affairs of the Company and its Subsidiaries, to make all decisions regarding those matters and to supervise, direct and control the actions of the Officers and to perform any and all other actions customary or incident to the management of the Company's business, property and affairs. Upon incorporation of Perfect Price Auto all Class A Common units will convert into equivalent number of Class A Common Voting Shares for Perfect Price Auto.

New Age Automotive Concepts LLC dba Perfect Price Auto, at its sole and absolute discretion, choose to issue additional units and unit classes on such terms as the Company may decide, including but not limited to, employees, independent contractors, and other service providers. This may lead to dilution.

Dilution

Dilution (Protection)

As per the Conversion to Ownership Agreements, previous early Investors Jerry Plant, Peggy Plant, and Jason Lezama 3% Units (Shares) are non-dilutable until after such time as the Company has raised gross proceeds equal to or greater than one million dollars ($1,000,000) in total accrued investment rounds. The dilution protection shall be factored by means of weighted average. After a funding round causes the total investment funds for all rounds to equal or exceed the one million dollars ($1,000,000) amount, the Units (Shares) shall be subject to standard dilution in line with all other Class A Common Units issued. In order to maintain their 3% Membership interest until the Company has raised one million dollars ($1,000,000) in gross proceeds, additional units will be issued from future offerings, which does have a slightly greater impact on dilution for all other Unit Holders

Dilution for this Offering

The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred units or warrants, into stock.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

This type of dilution might also happen upon conversion of convertible notes into units.Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling.Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the development and signed dealer accounts to launch the website.

The last couple years funds from the $50K in convertible note agreements, which have recently converted to ownership, have gone towards primarily software development and legal fess. A majority has been used to cover web design, software, computer, taxes, and legal and accounting fees. The current software and internet fees are monthly expenses that will continue to grow as the company grows. There will be future legal and accounting fees that will also grow with the company, and we do expect some short term increase in legal expenses in preparation for launch.

With the funding from this campaign we expect to be able to move the website forward more rapidly. The core principal function is working. We will need to able to fund the integration of the build logic software, which can be implemented before the end of the year. And then just adding a few additional features such as notification features and our rating system for dealers. As this is being finished we will move to get dealer accounts gathered so as to move quickly into a public launch and marketing campaign, for which we will gather additional funding.

Financial Milestones

The Company has not generated any revenue to date and expects that most if all revenue generated over the next year will go back into the company, leaving a deficit that needs to be covered through third party funding and investment. While our projections show a net gross possibility the first year, we expect that any excess profit will be put towards marketing and market expansion.

Our yearly projections for 2018, 2019, 2020, 2021, and 2022 are $2.8M, $22M, $57M, $102M, and $145M respectively. The year revenues of $2.8M are based on having acquired 400 dealers accounts by years end starting with 50-100, with dealer payments of $1500 per month beginning by May, carrying and monthly paying dealer account average of about 234 dealers for the year. The year over year increase will be from continued market growth throughout the country.

234 dealer avg x 8 months of payments x $1500 = $2.8M

Liquidity and Capital Resources

As of December 31, 2016, the Company had $18000 in its checking account and no current assets. Currently the Company has $15,400 as of August 31, 2017.

The funds from this campaign are necessary for us to add the additional software needed to complete our website. At minimum funding we would only be ably to cover minimal expenses and would need to seek additional funding sources within a couple months. We estimate a need for around $50K to be able to execute our needs for software development, dealer account acquisition, and legal contracts and disclosures to be ready to launch. At the maximum funding of $107,000 we can support the company and necessary software, dealer account acquisition, and operating expenses for up to 9 to 12 months. We will require additional funds to launch the marketing campaign to the public in order to drive traffic to the website. We estimate we will need about $250K to $500K to launch an effective marketing campaign. Some of the expenses for this campaign may be covered by account pre-payments made by dealers prior to launch.

We will continue to seek additional funding sources during this campaign. And unless this funding round round greatly exceeds our maximum funding of $107,000, we will need to receive funding from an additional fund raising campaign, or campaigns.

Some expenses are being covered personally by capital contributions of the founders, and may continue to be. These contributions are to help ensure the companies success and not investments or debt that need to be repaid. We also have a $15,000 personal line of credit available to the company through one of the founders.

Indebtedness

The company has an outstanding Work Made For Hire Agreement to one of its existing programmers (Non-Partner). The programmer is currently earning an hourly rate of $125 per/hr for work done to the website which can be converted to Class A Common Units upon qualifying financing, or paid in full with with interest added to the principal from the time the company was invoiced for the work performed. The interest rate is 3% and accrued annually. The amount owed as of August 31, 2017 is $38,625. This amount is expected to increase as more work continues to the website. See "Existing Work Made for Hire" for more detail.

Recent offerings of securities

- 2015-05-11, Rule 504, 50100 Convertible Note Debt. Use of proceeds: These proceeds have been used for website development costs such as; website designer, monthly server expenses, and software, along with legal expenses over the last 2 1/2 years. The Convertible Promissory Note was converted to ownership of 3% or 300,000 Class A Common Units. The units were transferred from the Managers existing 10,000,000 Units.

Valuation

$4,000,000.00

As the company is a new startup and has to this date generated no revenue, we have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less Offering Expenses		
Start Engine Fees	$600	$6,420
Offering Fees (Advertising & marketing)	$2,000	$7,000
Net Proceeds	$7,400	$93,580
Software Development	$3,000	$25,000
Salaries and general administrative expenses	$0	$20,000
Professional Fees (Legal, Intellectual Property, Trademarks)	$1,400	$9,000
Operating Capital	$2,000	$35,580
Marketing	$1000	$4,000
Total use of Net Proceeds	$7600	$93,580

Software Development expenses will primarily be for Chrome Data vehicle build logic software, Dealer Management Software inventory integration software. Salaries would be allocated to cover our CTO's salary to allow 1-3 days full-time commitment to our website development to the time of estimated launch of the website in about 6 months, A small amount may also be used as a salary offset for the CEO. Professional Fees will be used to created legal contracts for dealer agreements and legal disclosures for the website, Intellectual Property research and filing, and trademark submission. Operating Capital will be utilized to cover monthly server and software expenses, office expenses, outside third party services as needed, or reallocated for to any of the other expense fields mentioned as is needed for the company. Marketing funds will be utilized to create marketing materials and email campaigns to dealers, expenses to contact dealers in person, and meal expenses with dealers to aid in obtaining agreements with interested dealers. At minimum funding we would only be ably to cover minimal expenses and would need to seek other funding sources.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company. The values for each expense area may vary based on actual amount of funding reached.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one or more Founders; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at www.perfectpriceauto.com under the company info section labeled annual report. The annual reports will be available within 90 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR New Age Automotive Concepts LLC d/b/a Perfect Price Auto

[See attached]

I, Alexander Peter Bean, the Chief Executive Officer of NEW AGE AUTOMOTIVE CONCEPTS LLC dba Perfect Price Auto, hereby certify that the financial statements of NEW AGE AUTOMOTIVE CONCEPTS LLC dba Perfect Price Auto and notes thereto for the periods ending 12/31/2015 and 12/31/2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of -$15,334.00; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 18, 2017.

_________________________ (Signature)

Chief Executive Officer

09/18/2017

NEW AGE AUTOMOTIVE CONCEPTS LLC
dba Perfect Price Auto
Balance Sheet 2015 & 2016

	2016	2015
CURRENT ASSETS:		
Cash	$ 25,654.00	$ 40,988.00
Accounts Receivable	-	-
Inventory	-	-
Total Current Assets	$ 25,654.00	$ 40,988.00
FIXED AND OTHER ASSETS		
Property and Equipment, net	-	-
Deposits	-	-
Net Property and Equipment	-	-
TOTAL ASSETS	$ 25,654.00	$ 40,988.00
Liabilities and Equity		
CURRENT LIABILITIES:		
Accounts Payable	-	-
Deferred revenue	-	-
Notes Payable - current	-	-
Total Current Liabilities	$ -	$ -
LONG TERM LIABILITIES		
Accounts Payable & Accrued Expenses	-	-
Notes Payable - noncurrent	50,000.00	50,000.00
Total Long Term Liabilities	$ 50,000.00	$ 50,000.00
TOTAL LIABILITIES	$ 50,000.00	$ 50,000.00
EQUITY		
Members Equity	(9,012.00)	1,400.00
Retained Earnings	(15,334.00)	(10,412.00)
Total Equity	$ (24,346.00)	$ (9,012.00)
TOTAL LIABILITIES AND EQUITY	$ 25,654.00	$ 40,988.00

NEW AGE AUTOMOTIVE CONCEPTS LLC

dba Perfect Price Auto

Cash Flow 2015 & 2016

	Current Period 01/01/2016 to 12/31/2016	Prior Period 01/01/2015 to 12/31/2015
BEGINNING CASH ON HAND	40,988.00	1,400.00
ADD: CASH RECEIPTS		
Cash Sales	384.00	500.00
Income Tax Refund	-	-
Misc. Cash Receipts	-	-
TOTAL CASH RECEIPTS	**384.00**	**500.00**
FINANCING ACTIVITIES		
Long-Term Debt Financing	-	50,000.00
Sub-Total Cost of Goods Sold	-	**50,000.00**
OPERATING EXPENSES:		
Advertising and Promotion	-	1,500.00
Taxes and Licenses	1,694.00	-
Computer and Internet	366.00	-
Office Supplies	-	132.00
Professional Services - Legal, Accounting	4,923.00	3,470.00
Google Survey	-	750.00
Microsoft Software	480.00	1,933.00
Legal and Profesional	540.00	3,127.00
Website Development	7,715.00	-
Sub-Total Operating Expenses	**15,718.00**	**10,912.00**
TOTAL CASH PAYMENTS	**15,718.00**	**10,912.00**
NET CASH CHANGE - Inflow (Outflow)	**(15,334.00)**	**40,988.00**
CASH POSITION (end of period)	**25,654.00**	**40,988.00**

NEW AGE AUTOMOTIVE CONCEPTS LLC
dba Perfect Price Auto

Profit & Loss
2015 & 2016

	Current Period 01/01/2016 to 12/31/2016	Prior Period 01/01/2015 to 12/31/2015
REVENUES		
Gross Receipt Sales	$ 384.00	$ 500.00
Other Revenue	-	-
TOTAL REVENUES	**384.00**	**500.00**
COST OF GOODS SOLD		
Salaries-Direct	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	384.00	500.00
OPERATING EXPENSES		
Advertising and Promotion	-	1,500.00
Taxes and Licenses	1,694.00	-
Computer and Internet	366.00	-
Office Supplies	-	132.00
Professional Services - Legal, Accounting	4,923.00	3,470.00
Google Survey	-	750.00
Microsoft Software	480.00	1,933.00
Legal and ProfesSional	540.00	3,127.00
Website Development	7,715.00	-
TOTAL OPERATING EXPENSES	15,718.00	10,912.00
OPERATING PROFIT (LOSS)	(15,334.00)	(10,412.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME)	-	-
NET INCOME (LOSS)	**$ (15,334.00)**	**$ (10,412.00)**

NOTE 1 – NATURE OF OPERATIONS

NEW AGE AUTOMOTIVE CONCEPTS LLC dba Perfect Price Auto was formed on April 13, 2015 ("Inception") in the State of CA. The balance sheet of NEW AGE AUTOMOTIVE CONCEPTS LLC dba Perfect Price Auto (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lancaster, CA.

Perfect Price Auto connects automotive dealerships and consumers with a single-point website that simplifies the new car shopping process. Our goal from the beginning was to create a transparent no hassle system that simplifies the new car negotiation process for consumers and dealers. We created a reverse auction system where consumers build the car/cars they are interested in buying, and then lists them for the dealers to make offers. The dealers openly compete and create offers for the consumer to see. The dealers can see all offers made for all makes the consumer is shopping them against and allows them to adjust their offers in real-time. This allows the dealers to decide on a case by case bases, just how far they want to go on pricing to earn each individual consumer's business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

Perfect Price Auto is a brand-new company and has not generated any revenue to date. It has no history, no clients, no revenues. If you are investing in this company, it's because you think the website is a good idea, that we will be able to successfully market, build and sell the website to dealers and consumers, that we can price it right and sign enough monthly paying dealer so that the company will succeed. We have yet to sign any dealer. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to maintain operations. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. We estimate that we will require at least $500K+ to grow our dealer base and for marketing to grow towards a sustainable and profitable business. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. Our ability to remain in business is reliant on either generating sufficient cash flows from dealer accounts, raising additional capital, or likely a combination of the two.

Our business projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for product, people think its a better option than the competition and Perfect Price Auto has priced the services at a level that allows the company to make a profit and still attract business.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from New Car Dealer monthly subscription accounts transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

As of December 31, 2016, there are 10,000,000 Common Units issued. And held by the founding members Alexander Peter Bean, Ronald George Cady, and Glendon Ray Leuttgerodt

5 – SUBSEQUENT EVENTS

All existing 10,000,000 Units were re-designated as Class A Common Units in September 2017

In September 2017 the Convertible Note Debts totaling $50,100 were converted to Class A Common Units equal three percent (3%), or 300,000 Units in total. Jerry G Plant, Peggy R Plant, and Jason Lezama were issued 100,000 Units from the founders existing Units.

A new Work Made For Hire agreement was signed for Keith Erickson. The programmer is earning an hourly rate of $125 per/hr for work done to the website which will be converted to Common Shares upon qualifying financing. The amount owed as of August 31, 2017 is $38,625. This amount is expected to increase as more work continues to the website. This agreement carries interest rate of 3% if the Note is paid in lieu of conversion and has a maturity date of September 18, 2019. Upon the occurrence of a Qualified Financing, the Principal Balance of this agreement shall automatically convert into Shares in the Company at (a) a conversion price equal to eighty percent (80%) of the price per Share paid by the investors in the round that triggers the "Qualifying Financing" conversion into Shares in the Company at their equal valuation if below $2,500,000, or (b) a conversion price equal to the price per Shares based on a valuation cap of $2,500,000 in connection with the Qualified Financing if the valuation is above stated cap for this note, whichever affords the investor the most Shares. A "Qualified Financing" shall mean a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least One Million Dollars ($1,000,000). The foregoing conversion rates shall be subject to appropriate adjustments for any share split, combination, recapitalization and the like. Company Status of shares to be Issued. All of the Shares that may be issued upon the conversion of this Note shall, upon issuance, be fully paid and non-assessable. This Note shall not entitle Holder to any voting rights or other rights as a member of the Company or to any rights whatsoever except the rights expressed in this Note, and no dividends shall be payable or accrue in respect of this Note or the Shares issuable upon the conversion hereof unless and until this Note shall be converted. Upon the conversion of this Note, Holder shall, to the extent permitted by law, be deemed to be Holder of record of the Shares issuable upon such conversion, notwithstanding that the transfer books of the Company shall then be closed or that the certificates representing such Units shall not then be actually delivered.

The Company has evaluated subsequent events that occurred after 12/31/2016 through September 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Raised of $10K - $107K goal

Perfect Price Auto

Let's Simplify Buying A New Car

Small OPO · Lancaster, CA · Consumer Internet · US Investors Only




Perfect Price Auto

Simplify the New Car Buying Experience

Invest in Perfect Price Auto

We created Perfect Price Auto from our observations as Car Sales Managers, and what we saw in changing customers buying and shopping habits. Customers had begun using the existing online car shopping platforms as a starting point in negotiating new car purchases. They would spend weeks contacting other dealers through email, Third party sites, phone calls, and even in person visits, trying to gather up and make sense of multiple dealer offers in order to find the best deal they could. This process could be very tedious and time consuming.

For the dealer this process left them often blindly making offers with no real knowledge of what their competitors were offering, and what they needed to do to be more competitive in earning the customers business. This would often be very time consuming and frustrating for the dealers. Often deals are lost by slight margins, but usually the dealer is left with no knowledge of why and by how much they lost the deal by.

Seeing all this we knew there had to be a way to simplify the process and make buying a new car less stressful and time consuming for all involved. That is when the idea for Perfect Price Auto came to be. We figured we could capitalize on the lack of innovation in the online car buying space and provide a time-sensitive reverse auction system that will encourage a transparent process between dealer and consumer.

Consumers will be able to list their car preferences, with dealers only knowing their screen name and city, and receive active competitive bids from dealers through an auction bidding system with flexible closing times to fit the consumer's buying time frame. This will allow consumers to decide what offer best fits their needs at no charge. Then pick their favorite offer, at which time contact information will be shared between dealer and consumer.

Investment

Class A Common Unit I Minimum $160.00 (US)
Maximum (267,500) Class A Common Units ($107,000)
Minimum (25,000) Class A Common Units ($10,000)

$0.40 per share | When you invest you are betting the company's value will exceed $4.1M .

Automotive dealers will pay a monthly fee to be able to receive notifications from potential customers that are interested in purchasing a vehicle of their brand line, and then be able to openly compete for their business.

"Back when I first decided I wanted to start this company, I was talking to a customer on the lot of a dealership I was working at as a Sales Manager. I told this gentleman that I was working on idea to make buying and selling a new car easier for both the customer and the buyer. No sooner I finished my sentence, and he told me:

'I wish someone would make a website were I could list the vehicle I am looking for, and the dealers would make me offers and bid on my business. Then I could just pick the offer I like best.'

I knew from his statement that I was on the right track."
-Alex Bean
CEO and Co-Founder

Our goal is to provide a simple transparent online car buying experience that simplifies the process for consumers and dealers


PerfectPriceAuto
LOG IN
REGISTER MENU
REVOLUTIONIZING HOW WE BUY CARS
LOGIN
REGISTER
RESEARCH
DEALER PORTAL

Website Development

www.PerfectPriceAuto.com

To date we have created a functioning program that allows consumers and dealers to list vehicles for offers, make and receive offers, accept and receive notice of winning offer, and to receive winning offer contact info. We are currently running our internal beta test and fine tuning the website. We have begun to integrate the build logic software, since we were using a manual entry drop box method prior. Build logic is the software that all websites use for consumers to research and build vehicles online with manufactures and Third party websites such as Truecar and Autotrader.

Once this software is integrated we will reach out to dealers to sign them up for our beta launch at a discounted price. Once enough dealers are signed on, we will launch a marketing campaign to attract consumers to the website. We estimate that we will need at least 50 - 100 dealers to launch. The Greater Los Angeles market area is comprised of nearly 550+ dealers, Southern California about 750+ dealers, 1,330 dealers in California, 16,708 dealers in the United States.

We expect to have the Beta launch rolled out and completed by the end of the year, and then expand into a full launch in early 2018.



Select Car
2017 Chevrolet Camaro SS
$30,134.00
perfectcustomer
Dealer Info
Consumer Info
Vehicle Info:
2017 Ford Mustang GT
PerfectPriceAuto
Ford of Anaheim
What are you looking for?
$26,345
$28,250.00
$24,750.00
$28,350.00
$24,550.00
$31,060.00
$28,360.00
perfectcustomer Auction
Are you sure you wish to confirm the offer?
Yes Accept
No Cancel
Congratulations You Won the Auction!
View Contact Info
Return to Dashboard

Build Your New Car or Truck... List it... Watch the Offers Roll in... Pick Your Perfect Price

Our Market and Industry

The Perfect Answer to Consumer and Dealer Frustrations

Our goal from the beginning was to create a transparent no hassle system that simplifies the new car negotiation process for consumers and dealers. We created a reverse auction system where consumers build the car/cars they are interested in buying, and then lists them for the dealers to make offers. The dealers openly compete and create offers for the consumer to see and allows them to adjust their offers in real-time. The dealers can see all offers made for all makes the consumer is shopping them against. This allows the dealers to decide on a case by case bases, just how far they want to go on pricing to earn each individual consumer's business.

Our website further allows the dealers to be creative in offering additional vehicle options to the consumer in a non-intrusive way.... not all consumers buy exactly what they thought they would originally. The consumer can organize their favorite offers into a watch list and then decide which deal they like best (It isn't always just about price)... then accept the offer... then contact the dealer to arrange finalizing the sale.

Dealer Frustrations with Current Available Online Systems

- Often bad emails, phone numbers, and names given
- Consumer not responsive to attempts to contact if information is good
- Costly personnel time wasted contacting bad leads
- Blindly making offers to compete against other dealers
- Consumer will gives misinformation to dealer to try and get a better deal
- Consumer given misinformation from another dealer that cant be overcome with correct information
- Leary of giving too many offers and confusing consumer
- Often unable to contact consumer with follow-up offer because they wont respond or answer
- Online offer system gives preset pricing. Dealer is unable to make offer on case by case bases
- Rarely able to find out why they lost a deal with consumer
- Many times looses deal by marginal dollar amount without knowing

Consumer Frustrations with Current Available Online Systems

- Must disclose contact info to receive offers
- Bombarded with emails and phone calls by several dealers trying to make them offers
- No consistency in the manner that offers are presented
- Some dealers will not give clear information, or give misleading information
- Use current websites to gauge starting point for negotiations. Then spend weeks emailing, calling, and going to trying to find, and be assured they have found the best deal (see Google survey)
- Dealers don't always have the vehicle in stock

Benefits of Our Product

- Consumer Contact info is Anonymous (Dealer only knows screen name and City of Customer)
- Dealer guaranteed to be able to make offer the consumer can see
- Offers are non-intrusive to consumers time and can be viewed at their convenience
- Dealer can see offers from other dealers allowing to be as competitive as they wish to be
- Dealers can use their creativity and offer other vehicles they think the consumer might be interested in
- Offers are presented in consistent format
- Stored auction info and follow-up survey will give dealers more clear picture of why they are loosing deals
- Inventory integration system will verify dealer has vehicle in stock
- Dealer will know when consumer is looking for a car they have in stock
- Rating system to help ensure dealer honesty in offers

Market Summary

- $600 billion Industry
- 16708 New Car Dealers Nationwide
- 1330 New Car Dealers in California
- 750+ New Car dealers in Southern California
- 550+ New Car Dealers in the Greater Los Angeles Area

How We Will Make Money

- Have Sales Reps actively gathering dealer accounts pre and post launch
- Gather Dealer Accounts in the greater Los Angeles area: 100+ to launch marketing campaign
- Avg. Monthly fee $1500 to $2000 (est. $150k+ monthly revenue)
- With 50%+ of Greater Los Angeles Area dealers signed on estimated monthly revenue $600k+
- Continue expansion into the 800+ New Car Dealers in Southern California market
- Expand to San Francisco and Northern California market once the Southern California market is established
- Future tier levels with added services and benefits to increase monthly revenue
- Future addition of Certified Pre-Owned Vehicles able to be offered by dealers

Our Financial Projections

Our yearly projections for 2018, 2019, 2020, 2021, and 2022 are $2.8M(400 dealers), $22M(1400 dealers), $57M(2800 dealers), $102M(5800 dealers), and $145M(dealers) respectively. The year revenues of $2.8M are based on having acquired 400 dealers accounts by years end starting with 50-100, with dealer payments of $1500 per month beginning by the 5th month, carrying and monthly paying dealer account average of about 234 dealers for 8 months. It is possible for us to capture over 60% of the 16,708 dealers as paying accounts through strategic expansion. And we will be able to increase our average monthly account subscription revenue by offering future tiers with added features and benefits to the dealers, such as the ability to offer Certified Pre-Owned vehicles.

The following years revenues are also based on a scaling growth up to the total dealer accounts reflected, and not based on all dealers paying from the start of the year.
234 dealer avg x 8 months of payments x $1500 = $2.8M

*According to the National Automobile Dealers Association, in 2016 the U.S. new car market was comprised of 16,708 dealers. Dealers sold **17.4M** new cars, producing over **$600B** in New Car Sales.*

Our Competition

TRUECar

Truecar Company Overview

TrueCar, Inc. is an automotive pricing and information website for new and used car buyers and dealers. In 2012, TrueCar was recognized as one of L.A. County's 10 fastest growing private companies by the LA Business Journal, and named to Deloitte's Technology Fast 500. Truecar currently has over 13,000 Certified dealers signed up according to their website, and generated $277M net sales in 2016. (Source: NASDAQ Annual Income Statement)

TrueCar.com launched a data and analytics company, offering insight to consumers as to the actual prices being paid for specific makes and models of cars in their local area. By aggregating multiple data sources, including actual sales data from dealers themselves, the Company sought to build precision into pricing information. This system takes the sales data and then gives the consumer it's interpretation of a fair price. Then after consumers give their email address and phone number, the consumer is able to see pricing from 2-4 of the local authorized dealers near them.

Truecar Price Quote Tool

The problem with this system is that the fair pricing guide from Truecar, and the pricing offered by the dealers is not consistent. Also, the pricing offered by dealers is a static pre-setup model/trim pricing, often established at the beginning of the the monthly finance program. So often these prices may be weeks old. Dealers are often unaware of what other dealer offers the consumer was given, and have no idea what they are competing against. The dealers are not given the ability to make individualized special offers to specific consumers, on specific cars. Additionally, often the email and phone number given to Truecar is not valid, making it impossible to contact the consumer, resulting in wasted dealer personnel time trying to email and call the customer. We have found many utilize Truecar as a starting point for negotiations. They use this information to contact several other dealers to see how much better they will do on the price. This process is time consuming for consumers and dealers.



Autotrader **Company Overview**

AutoTrader.com, Inc. is an online marketplace for car shoppers and sellers. Founded in 1997, it aggregates millions of new, used, and certified second-hand cars from thousands of dealers and private sellers. The site also provides users with automotive reviews, shopping advice, and comparison tools for car financing and insurance information. Autotrader has more than 3 million vehicle listings from 40,000 dealers and 250,000 private owners. They provide the largest selection of vehicles and attract more than 14 million qualified buyers each month. (Source: Autotrader website)

Additionally, AutoTrader Group owns Kelley Blue Book (kbb.com) and three other companies that provide software tools for dealers and manufacturers to manage inventory and advertising online: vAuto, HomeNet Automotive, and VinSolutions. AutoTrader reported a profit of $68.1 million on $1.02 billion in revenue in 2011(Source: Hoovers.com Revenue and Financial data).

In January 2014, Providence Equity Partners sold a 25% stake in the AutoTrader classifieds site to majority owner Cox Enterprises Inc. for $1.8 billion(Source: Bloomberg and Reuters articles dated January 3, 2014). Cox Automotive is an Atlanta-based business unit of Cox Enterprises, formed in 2014 to consolidate all of Cox's global automotive businesses, including Kelley Blue Book, Xtime, Autotrader.com and Manheim. Cox Auomotive generated $7.3B in revenue for 2016 (Source: Cox Industries 2016 Annual Revenue report).

Autotrader Price Quote Tool

Autotrader uses a price quote system that mirrors their used car dealer/consumer adds. The consumer can narrow down their search preferences by Year/Make/Model. The consumer is then directed to a page that has multiple dealer listings of what they are looking for. Each dealer can setup the price they wish displayed an a particular model. The dealer has no way to make any special pricing offers to the consumer, and has to do continually their own research to try and know what their competition is doing. The only way the dealer will get to interact with the consumer is if they reach out to the dealer.

Cars.com Company Profile

Cars.com launched in June 1998 and is the second largest automotive classified site, second to only Autotrader.com. Cars.com offers shoppers a wide selection of new and used cars from new car dealers and private-party sellers. For 2016 Cars.com generated $633M in revenue. (Source: Crain's Chicago Business article dated June 1, 2017)

Cars.com offers comprehensive pricing information, photo galleries, buying guides, side-by-side comparison tools, original editorial content and car reviews. Cars.com also provides tools for consumers to place an ad and sell their car online.

Cars.com Price Quote Tool

Cars.com uses a price quote system that mirrors their used car dealer/consumer adds. The consumer can narrow down their search preferences by Year/Make/Model. The consumer is then directed to a page that has multiple dealer listings of what they are looking for. Each dealer can setup the price they wish displayed an a particular model. The dealer has no way to make any special pricing offers to the consumer, and has to do continually their own research to try and know what their competition is doing. The only way the dealer will get to interact with the consumer is if they reach out to the dealer.

Edmunds Company Profile

Edmunds Web site includes prices for new and used vehicles, a database of national and regional incentives and rebates, dealer and inventory listings, vehicle test drive reviews, and tips and advice on all aspects of car purchases and ownership.
In 1995 Edmunds.com became the first automotive information Web site. Edmunds.com predated the advent of automobile manufacturer Web sites and all other online automotive destinations.

Edmunds.com generates about half a billion dollars in revenue annually through the sale of advertising space and sales leads to local car dealers (source: Venturebeat.com)

Edmunds Price Quote Tool

Edmunds True Market Value New Vehicle Calculator provides the estimated average price consumers are currently paying when buying new vehicles. The consumer is then asked for their name, email, and phone number in order for them to receive offers from local dealers. These offers have been preset by the dealer at sometime prior. This system works very similar to Truecar's system and has some of the same drawbacks. Dealers often are not aware of competitor offers, and are not able to adjust their offer on a case by case bases. And the dealer is left hoping something in their offer will entice the consumer to contact them

Kelly Blue Book Company Profile

Founded in 1926, Kelley Blue Book, *The Trusted Resource*®, is the vehicle valuation and information source trusted and relied upon by both consumers and the automotive industry. Each week the company provides the most market-reflective values in the industry on its top-rated website KBB.com, including its famous Blue Book® Trade-In Values and Fair Purchase Price, which reports what others are paying for new and used cars this week. The company also provides vehicle pricing and values through various products and services available to car dealers, auto manufacturers, finance and insurance companies, and governmental agencies.

KBB.com was purchased by Autotrader in 2010 for about $500M, and is part of what is now Cox Automotive . (Source: Autotrader.com)

Kelley Blue Book Price Quote Tool

KBB.com offers a fairmarket price guide similar to Truecar. The consumer can see what KBB's suggested fair market price is, and then even calculate payments. Unlike, Truecar there are not any direct dealer quotes given. Instead the consumer is given options for links into different participating dealer websites. This means the customer must contact each dealer individually to get a sales price for the vehicle or vehicles they are interested in. This can be a lot of work starting over with each dealer, especially if you are looking at multiple manufactures.



drawbacks. Dealers often are not aware of competitor offers, and are not able to adjust their offer on a case by case bases. And the dealer is left hoping something in their offer will entice the consumer to contact them to further work out a deal.



April 2015

Perfect Price Auto Is Established

Perfect Price Auto is created with a goal to provide a a more transparent and simplified way to buy and sell new cars.

May 2015



First funding round

Convertible Note $50,000 (Family) Note Converted to Class A Common Units in September 2017

September 2017

Campaign Launch on StartEngine!

September 2017

Chrome Data

Obtained development agreement to begin integrating Chrome Data build logic

November 2017


BETA TESTING

Beta Test Site

Beta testing site with Chrome Data (Anticipated)

November 2017



Dealer Accounts

Gather dealer accounts starting in west area of greater Los Angeles market - Min. goal prior to launch is 50 (Anticipated)

December 2017



Perfect Price Auto funding round closes

Close of First Startengine crowdfunding campaign (Anticipated)

End of 2017


REVOLUTIONIZING HOW WE BUY CARS

Finish Beta Test

Site fully functional and ready for launch (Anticipated)

Early 2018



Website and Marketing Campaign Launch

Launch Perfect Price Auto website and Marketing Campaign in Greater Los Angeles Market Area (Anticipated)

Meet the Founders







Alex Bean

CEO and Manager

Alex, our CEO and Manager since the formation of Perfect Price Auto in April 2015, is an experienced auto industry manager with nearly 19 years experience in sales and sales management for new car dealerships in the Greater Los Angeles area. He has held the titles of General Sales Manager, Sales Manager, Finance Manager, and Used Car Manager. As the General Sales Manager of Saturn of Thousand Oaks he was able to bring the dealership yearly net profit to a positive net profit position within the first year after loosing money the previous years few years. The dealership finished 2002 #1 in the Nations Sales Customer Satisfaction Index. As Sales Manager for Saturn of Antelope Valley he contributed to bringing the dealership up to being one of the top 25 dealerships in the country for new car sales volume, and increased monthly gross sales average 30%. As the Used Car Manager he increased sales volume by 50% while increasing gross average and decreasing aged inventory. As a Sales Manager at Antelope Valley Chevrolet he maintained a Customer Satisfaction Index rating above National average. I also received the Chevrolet Mark of Excellence Award for 2011 and 2012. During his time as a Sales Manager he was also responsible for overseeing dealership internet department function, providing price and payment quotes and negotiating with customers. In October of 2014 he took a break from the sales department and went to work in the service department at Antelope Valley VW to have better schedule for time with his kids, and to allow more time for Perfect Price Auto. In June of this year he left the position VW to focus on getting Perfect Price Auto moving forward. Prior to getting into the car business he worked as Police Officer for the City of Oxnard for almost 4 years. He enjoys staying in shape by lifting weights and cycling in his free time.

George Cady

CFO and Manager

George, our CFO and Manager since the formation of Perfect Price Auto in April 2015, has more than 15 years auto industry experience, 12 as a manage. He has held the positions of Sales Representative, Finance Manager, Finance Director, Assistant Sales Manager, and Sales Manager, primarily with Saturn of Antelope Valley and Antelope Valley Chevrolet. As a Sales Representative he excelled in sales, maintaining a consistent sales volume and customer satisfaction rating among the top in the dealership. He has received several awards for his sales accomplishments. During his time as a Sales representative many of his sales stemmed from self generated leads, and he developed strong skills in customer followup and retention. As a Finance Manager/Director, he was responsible for the timely funding and processing of contracts for a $30M+ annual portfolio. As a Sales Manager, George utilized his sales experience and customer followup skills to train and develop the skills of his sales team members, and implemented sales procedures and processes to help ensure the growing success of his team. George also was responsible for the internet department, which included giving quotes and making sure emails and inquiries were answered in a timely fashion. George dealt with internet customers directly and managed all manufacturer- and third-party generated leads. He is currently working as a Finance Manager back at Antelope Valley Chevrolet since July. He has worked for this owner and a few of his dealerships for over 12 years total. He worked at Parkway Cadillac, GMC, and Buick as a Sales Manager since about mid 2016. And before that he was an Assistant Sales Manager/Team Leader at First KIA for about 2 years.

Glen Luettgerodt

CTO and Manager

Glen, our CTO and Manager since the formation of Perfect Price Auto in April 2015, has more than 18 years experience in design and implementation. He has extensive experience developing the logic and workflow powering both public-facing and internal business applications, as well as over 10 years development team management experience of teams ranging from two to 17 in size. Key projects include: Health insurance quoting and auditing; and film and media tracking and rights management. Past clients include: Warner Pacific Insurance, MTV, Paramount, NBC, Warner Brothers, Technicolor, Realtor.com and Microsoft. Glen is experienced in scrum/agile software development methodology and task and issue tracking applications, such as Jira, FogBugz, and TFS. He is well versed in the Microsoft development stack and server technologies such as MS-SQL, .Net, Asp.Net, WCF, MVC, Entity Framework, IIS MSMQ, Distributed Transactions. He currently serves as Vice President of Application Architecture at a major software vendor for the Film and Television industry. My knowledge is centered around the Microsoft .Net development stack and using that to deliver internal business application as well as consumer facing web based applications. I also have many years of experience in Cloud computing and IT infrastructure management. He has worked ad the Vice President of Software Architecture for FilmTrack Inc. for the last 5 years.

And the Rest of the Team



Keith Erickson

Programmer

A software engineer with over 15 years experience creating enterprise applications for technology, banking, healthcare and transportation industries. Keith was brought to the company by our CTO Glen to help in writing the code for the back end function of the website. He had worked with Glen at FilmTrack Inc., and he has been integral in getting the website developed to where it is at now.

Offering Summary

Class A Common Unit I Minimum $160.00 (US)

Maximum (267,500) Class A Common Units ($107,000)

Minimum (25,000) Class A Common Units ($10,000)

Company	New Age Automotive Concepts LLC dba Perfect Price Auto
Corporate Address	44349 Lowtree Ave Suite 111 Lancaster, CA 93536
Description of Business	Perfect Price Auto connects automotive dealerships and consumers with a single-point website that allows for real time competitive offers from dealers to consumers on new cars.
Type of Security Offered	Class A Common Units
Price per Unit	$0.40 per Unit
Minimum Investment Amount (per investor)	$160 (400 Units)

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one or more Founders; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
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VIDEO TRANSCRIPT (Exhibit D)

These days, buying and selling cars can be a confusing and frustrating process.
Buyers are spending a lot of time contacting several dealers in person, by phone, and through email in order to find the best price. And then trying to make sense of it all.
Dealers meanwhile, are frustrated by not knowing what other offers they are competing against, and often find themselves blindly making their offers. They may even lose a deal by less than $100 and not even know it.
Perfect Price Auto ends the runaround by providing a transparent, non-confrontational, easy-to-use platform which shows dealers what others are offering, and puts all the info in one place for the buyer.
Here's how it works: a potential car buyer builds the car they're interested in purchasing—more than one, if they want—then submits them to get offers from dealers.
The dealers make different offers to the buyer, with the ability to change their offer as often as they like.
Dealers can also see all the other offers, get creative and offer variations on vehicles or other offers that competitors might not have.
Throughout the process, the customer watches and reviews the offers, then selects the offer they like best.
Once the buyer makes their decision, contact info is exchanged between buyer and the winning dealer.
Think of it like a reverse auction, one that saves the customer and dealers time, money, and frustration
Isn't it time to return to a more straightforward, hassle-free car buying process?
At Perfect Price Auto, we think so, too.
Come join us in simplifying the new car buying and selling experience. Visit our website today to learn more

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Operating Agreement

for New Age Automotive Concepts a California Limited Liability Company

This Operating Agreement (the "Agreement") is entered into on or as of September 26, 2017 by and among the Members listed on Exhibit A attached to this Agreement. And supersedes all previous agreements.

Recitals

A. On April 13, 2015, Articles of Organization for New Age Automotive Concepts LLC (the "Company"), a limited liability company under the laws of the State of California, were filed with the California Secretary of State.

B. This Company Agreement of this MANAGER MANAGED LIMITED LIABILITY COMPANY organized pursuant to applicable state law, is entered into and shall become effective as of the Effective Date by and among the Company and the persons executing this Agreement as Members. It is the Members express intention to create a limited liability company in accordance with the Act, as currently written or subsequently amended or redrafted. Therefore, all provisions of this document shall be construed consistent with the afore described intent of the Members. Accordingly, in consideration of the conditions contained herein, he/she/they agree as follows:

Agreement
Article I
Organizational Matters

1.1. **Name.** The Company shall conduct business under the name "New Age Automotive Concepts LLC." If the majority of Members approve, the Company may also conduct business under a fictitious name filed with the county clerk of the county where the Company has its principal office.

1.2 **Term**. The company's beginning date is the date that the Articles of Organization were filed. The Company shall continue for a perpetual or as provided in Article 9.1 of this Agreement.

1.3 **Office and Agent.** The Company shall continuously maintain an office and a registered agent within the State of California. The principal office of the company shall be at 5811 W Ave K13 Lancaster, CA 93536 or such location as the Members may determine. As required, the Company shall file a Statement of Information with the California Secretary of State stating its registered agent for service of process.

1.4 **Business of the company.** The Company shall engage in the following business, and any activities necessary or appropriate to carry out that business, unless all the Members approve a change in the Company's business: Automotive Industry Website/Wholesale/Broker

Article 2

Capital Contributions

2.1 **Classes of Units; Voting; Dilution; Dilution Protection**. (a) Classes of Units. All interests of the Members in distributions and other amounts specified in this Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in units of membership interests in the Company (each a "Unit" and collectively, the "Units"); and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The number and the class of Units held by each Member shall be set forth opposite each Member's name on the Schedule of Members. The classes of Units as of the Effective Date are as follows: Common Units (the "Common Units"), which may carry designations as an alphabetically sequential series. The Company shall be authorized to issue not more up to 13,500,000 Class A Common Units, of which up to 500,000 may be designated as another class of unit as an alphabetical sequence series or as Preferred units at issuance if so decided by the Managers. Refer to Exhibit A for Members list and units issued.

(b) **Voting**. The Members shall have no right to vote on any matter, except as specifically set forth in this Agreement or as may be required under the Act. Any such vote shall be at a meeting of the Members entitled to vote or in writing as provided herein. Each Common Unit shall be entitled to cast one (1) vote on any matter requiring the approval of such Units.

(c) **Dilution: Dilution Protection.** The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred units or warrants, into stock. If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The Managers may offer Dilution Protection to an Investor or Investors on a temporary or permanent basis as voted on by a majority of the Managers. Any dilution protection authorized in an agreement with an Investor or Investors, shall be added to the Operating Agreement and list under section 2(c).

1. As per the Conversion to Ownership Agreements, Investors Jerry Plant, Peggy Plant, and Jason Lezama 3% Units (Shares) are non-dilutable until after such time as the Company has raised gross proceeds equal to or greater than one million dollars ($1,000,000) in total accrued investment rounds. The dilution protection shall be factored by means of weighted average. After a funding round causes the total investment funds for all rounds to equal or exceed the one million dollars ($1,000,000) amount, the Units (Shares) shall be subject to standard dilution in line with all other Class A Common Units issued. In order to maintain their 3% Membership interest until the Company has raised one million dollars ($1,000,000) in gross proceeds, additional units will be issued from future offerings, which does have a slightly greater impact on dilution for all other Unit Holders. These units were issued to pay-off the existing $50,100 Convertible Note Debt Principal and interest balance.

2.2 **Additional Capital Contributions; Participation Rights**. Subject to Section 2.1(a) and except as otherwise expressly provided in this Agreement, the Board may from time to time authorize and cause the Company to issue additional Units, securities or rights convertible into Units, options or warrants to purchase Units, or any combination of the foregoing, consisting either of the classes of Units authorized hereby or as otherwise may be authorized in accordance with the terms hereof (collectively, "New Securities"), and with such rights, privileges, preferences and restrictions and other terms and conditions, and in exchange for such cash or other lawful consideration, as the Board may determine; provided, however, no Member shall have any obligation to contribute additional capital to the Company. Any such New Securities will be issued pursuant to subscription agreements and such other documents deemed appropriate by the Board.

2.3 **Capital Accounts.** The Company shall keep books and records which clearly show each Member's capital contributions and withdrawals ("Capital Account").

- The Company shall determine the balance of each Member's Capital Account according to Treasury Regulations Section 1.704-1(b)(2)(iv).

- If a Member sells or transfers his Membership Interest in the Company that Member's Capital Account shall carry over to the new owner according to Treasury Regulations Section 1.704-a(b)(2)(iv)(1).

2.4 **No Interest.** The Company shall not pay any interest on capital contributions.

Article 3
Management and Governance

3.1 **Management by Board; Specific Acts Authorized; Delegation of Authority by the Board.**

(a) General Authority of the Board; Size. The business, property and affairs of the Company shall be managed by a board of managers (the "Board"). The Board shall initially consist of the Executive Officers (collectively, the "Managers"). The Board shall have authority, power and discretion to manage and control the business, property and affairs of the Company and its Subsidiaries, to make all decisions regarding those matters and to supervise, direct and control the actions of the Officers and to perform any and all other actions customary or incident to the management of the Company's business, property and affairs. The Members shall have no power to participate in the management of the Company or to vote on any matter, except as specifically set forth in this Agreement, or as may be required under any non-waivable provision of the Act. Without limiting the foregoing, subject to the approval of the Members required under this Agreement or non-waivable provisions of the Act, the Board shall have the authority to cause the Company to take the following actions, and the Company shall not, nor shall it permit any Subsidiary to, without approval of the Board, take any of the following actions:

(i) own any units or other securities of any Person unless it is wholly owned by the Company;

(ii) make any loan or advance to any Person, including, without limitation, any employee or director of the Company or any Subsidiary, except advances and similar expenditures in the ordinary course of business;

(iii) incur or guarantee, directly or indirectly, any indebtedness, except for trade accounts of the Company or any Subsidiary arising in the ordinary course of business;

(iv) make any non-Company related investment, other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank having a new worth in excess of $100,000,000 or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of two years;

(v) approve the Company's annual budget for any Fiscal Year;

(vi) approve any unbudgeted capital expenditure by the Company or any Subsidiary in excess of $100,000, individually or in the aggregate;

(vii) initiate, settle or compromise any suit, action, arbitration or other proceeding (whether administrative, civil or criminal, in law or in equity, or before a governmental authority or private arbitrator or mediator) involving (i) a claim by or against or potential award or loss to the Company or any of its Subsidiaries in excess of $100,000 or (ii) a claim against the Company or any of its Subsidiaries which would be reasonably likely to result in a material restriction or limitation on a material portion of the Company's Business;

(viii) appoint or remove the independent auditors or tax advisors of the Company or any of its Subsidiaries;

(ix) hire or terminate any executive officer with the title of vice president or above (or any functionally similar or comparable title), or approve or modify the base salary, bonus, or other material compensation arrangements for any such executive officer;

(x) make any distributions to Holders of Units;

(xi) sell, assign, license, pledge or encumber material technology or material intellectual property, other than licenses granted in the ordinary course of business; or

(xii) effect any Sale Transaction or IPO.

b) **Composition**. The composition of the Board and the Persons comprising the Board Managers shall be determined by the Managers.

c) **Voting**. Each Manager shall have one (1) vote for every Common Unit owned on all matters before the Board, with a majority of votes controlling the outcome of Board decisions.

d) **Meetings of the Board**. Meetings of the Board may be called by any of the Managers. Notice of any meeting shall be given pursuant to Section 11.5 below to all Managers not less than forty- eight (48) hours prior to the meeting. A majority of the total number of Managers authorized pursuant to

Section 3.1(a) shall be required to constitute a quorum for the transaction of business by the Board. Managers may participate in any meeting of the Managers by means of conference telephones or other means of electronic communication so long as all Managers participating can hear or communicate with one another. A Manager so participating is deemed to be present at the meeting. Meetings of the Board shall be held no less frequently than once per calendar quarter, unless otherwise approved by a majority of the Board. The Company shall reimburse all Managers for all reasonable out-of-pocket travel expenses incurred in connection with attending meetings of the Board or any Committee or any other services on behalf of the Company or any Subsidiary.

e) **Board Action by Written Consent**. Any action that is permitted or required to be taken by the Board may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is signed by all of the Managers.

f) **Committees.** The Board may appoint one or more committees (each, a "Committee"), each such Committee consisting of two (2) or more Managers. Except as otherwise expressly provided herein, any such appointed Committee shall have and may exercise such of the powers and authority of the Board delegated to it. Each Committee shall elect a person to serve as secretary, shall keep regular minutes of its proceedings, shall report the same to the Board when requested, shall fix its own rules and procedures that are not inconsistent with the provisions of Sections 3.1(c), (d) and (e) as such provisions apply to the Board, and shall meet at such times and at 8 such place or places as may be provided by such rules or procedures, or by resolution of such Committee or the Board.

g) **Limitation of Liability**; Fiduciary Duties. (i) No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or its Members for any action undertaken or omitted in good faith reliance upon the provisions of this Agreement unless the acts or omissions of the Manager were not in good faith or involved criminal activity, intentional misconduct, fraud or a knowing and intentional violation or breach of this Agreement; provided, however, that each Manager shall owe, and shall act in a manner consistent with, fiduciary duties to the Company and its Members of the nature, and to the same extent, as those owed by directors of a California corporation.

3.2 **Officers**. (a) **Enumeration**. Except as otherwise provided herein, the Manager may appoint one or more officers of the Company (each an "Officer" and, collectively, the "Officers"), which shall consist of a Chief Executive Officer, President, Chief Financial Officer and Treasurer, Chief Technical Officer, and Secretary, and which may consist of such other Officers, including a Chairman of the Board, Chief Operating Officer, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board may determine. If authorized by a resolution of the Board, the Chief Executive Officer may be empowered to appoint from time to time Assistant Secretaries and Assistant Treasurers.

b) **Election**. The Chief Executive Officer, President, Chief Financial Officer and Treasurer, and Secretary shall be appointed annually by the Board at their first meeting. Other Officers may be appointed by the Board at such meeting or at any other meeting.

c) Qualification. An Officer need not be a Member or Manager. Any number of offices may be held by the same Person.

d) Tenure. Except as otherwise provided by the Act or by this Agreement and unless otherwise specified in the vote appointing him, each of the Officers shall hold office until his successor is elected or until his earlier resignation or removal. Any Officer may resign by delivering his written resignation to the Company or to the Chief Executive Officer or Secretary, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. (e)

e) **Removal.** Any Officer elected or appointed by the Board or by the Chief Executive Officer may be removed at any time by the affirmative vote of a majority of the Board, or a Committee duly authorized to do so, except that any Officer appointed by the Chief Executive Officer may also be removed at any time by the Chief Executive Officer. Notwithstanding the foregoing, no Founder may be removed from his position as a member of senior management of the Company without both (i) the affirmative vote of a majority of the Board and (ii) the affirmative vote of a majority of the Founders then employed by the Company.

f) **Vacancies.** Any vacancy in any office may be filled for the unexpired portion of the term by the Board.

g) **Chief Executive Officer**. The Chief Executive Officer shall, subject to the direction of the Board, have general supervision and control of the Company's business. Unless otherwise provided by the Board, he shall preside, when present, at all meetings of the Members. Any action taken by the Chief Executive Officer, and the signature of the Chief Executive Officer on any agreement, contract, instrument or other document on behalf of the Company shall, with respect to any third-party, be sufficient to bind the Company and shall conclusively evidence the authority of the Chief Executive Officer and the Company with respect thereto. The Chief Executive Officer shall initially be Alexander Peter Bean.

h) **President**. The President shall report to the Chief Executive Officer and shall have such powers and shall perform such duties as the Board or the Chief Executive Officer may from time to time designate.

i) **Chief Financial Officer and Treasurer**. The Chief Financial Officer and Treasurer shall, subject to the direction of the Board, have general charge of the financial affairs of the Company and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities and valuable documents of the Company, except as the Board may otherwise provide. The Chief Financial Officer shall initially be Ronald George Cady

j) **Chief Technical Officer**. The Chief Technical Officer shall, subject to the direction of the Board, have general charge of technical and software development. The Chief Technical Officer shall ensure company computers and software security is maintained. Oversee and implement website and software design research and development. Recruits and maintains needed program design and development personnel. And ensures the Company is using the most up to date software and hardware systems. The Chief Technical Officer shall initially be Glendon Ray Luettgerodt

k) **Secretary**; Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the Board (including Committees thereof) in books kept for that purpose. In his absence from any such meeting an Assistant Secretary, or if there be none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall have such other duties and powers as may be designated from time to time by the Board, the President or the Chief Executive Officer.

l) **Other Powers and Duties**. Subject to this Agreement, each Officer of the Company shall have, in addition to the duties and powers specifically set forth in this Agreement, such duties and powers as are customarily incident to his office, and such duties and powers as may be designated from time to time by the Board. 3.3

3.3 **Member Approval.** The "vote" or "approval" of the Managers/Members shall mean approval by a majority of Common Unit holders. Members shall vote or approve by their percentage interest as shown on Exhibit A of this Agreement. No annual or regular meetings of the Members are required. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act.

3.4 **Noncompetition.** Each Member agrees that (s)he will not be employed, concerned or financially interested, either directly or indirectly in any other business entity that is engaged in the same or similar business as that conducted by the Company. However, Members may invest in any passive investment engaged in the same or similar business, as long as that investment does not exceed 5% of the ownership of that entity.

3.5 **Protection of Trade Secrets**. Each Member acknowledges that the customer lists, trade secrets, processes, methods and technical information of the Company and any other matters designated by the majority of the Members are the Company's assets. Each Member agrees not to disclose any of these assets to anyone outside the Company, except with written consent by the Company, even if the Member withdraws from the Company.

3.6 **Transactions between the Company and the Members.** Any Member may enter into a contract or transaction with the Company with the approval of the majority of other Members. If there is a potential conflict of interest, this approval must be in writing.

Article 4
Allocations of Net Profits and Net Losses and Distribution

4.2 **Allocations of Net Loss and Quarterly Distributions**

A. Net Loss. Net loss for income tax purposes shall be allocated to Members in proportion to their Membership Interest. Loss allocations to a Member shall be made only to the extent that such loss allocations will not create a Capital Gain for that Member in the event of foreclosure of the Company's assets.

B. Any loss not allocated to a Member because of the 4.1.A. shall be allocated to the other Members to the extent where it does not create a Capital Gain to another Member.

- **DISTRIBUTIONS.** The Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

4.2 **Special allocations.**

A. **Minimum Gain Chargeback for Nonrecourse and Recourse Liabilities.** The Company shall allocate income, loss and gain to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and 1.704-2(i)(5)). Nonrecourse Liability shall be allocated in accordance with Treasury Regulations Section 1.704-2(g)(2). Recourse Liability shall be allocated to Members in accordance with Treasury Regulations Section 1.704-2(i)(4).

B. **Nonrecourse Deductions.** Notwithstanding Section 5.2, any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be specially allocated to the Members in proportion to their Membership Interests.

C. **Member Nonrecourse Deductions.** Those items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt according to Treasury Regulations Section 1.704-2(i).

D. **Qualified Income Offset.** Notwithstanding Section 5.2, if a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)ii)(d)(4),(5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be specially allocated to such Member so that such excess deficit balance is eliminated as quickly as possible.

4.3 **Code Section 704(c) Allocations.** Notwithstanding any other provision in this Article VI, in accordance with Treasury Regulations Code Section 704(c), income, gain, loss and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of contribution. This shall be solely for tax purposes and shall not affect a Member's Capital Account, share of profits, losses or other items of distributions.

Article 5
Transfer and Assignment of Interests

5.1 **Transfer and Assignment of Interests.** With the exception of transfers between family members, stated in 5.3, Members who wish to transfer, assign, convey or sell their Membership Interest must obtain unanimous written approval from the other Members. The other Members may approve or reject this request in their sole discretion.

5.2 **Substitution of Members.** If unanimous written approval is received, the transferee shall:

(i) Execute an instrument satisfactory to the Members which accepts and adopts the terms and provisions of this Agreement.
(ii) Pay any reasonable expenses in connection with his or her admission as a new Member.

The admission of a new Member shall not release the Member who assigned the Membership Interest from any liability that Member may have to the Company.

5.3 **Family Transfers**. The Membership Interest of any Member may be transferred by inter vivos gift or by testamentary transfer to any spouse, parent, sibling, child or grandchild of the Member, or to a trust for the benefit of the Member or such spouse, parent, sibling, child or grandchild of the Member. If the transfer is to a revocable living trust, the transferring Member may also reacquire the Membership in whole or in part upon complying with Section 5.2.

5.4 **Transfers in violation of this Agreement and Transfers of Partial Membership Interest.** Transfers violating this Article 5 shall only have an economic interest in the Company, with no right to participate in the Company management or exercise any rights of a Member.

Notwithstanding the proceeding sentence, if, in the determination of the Remaining Members, a transfer violating Article 5 would cause the termination of the Company under the Code, in the sole discretion of the Managers, the transfer shall be null and void.

Article 6
Consequences of Death, Dissolution, Retirement or Bankruptcy of Member

6.1 **Dissolution Event.** Upon the occurrence of the death, withdrawal, resignation, expulsion, bankruptcy or dissolution of any Member ("Dissolution Event"), the Company shall dissolve unless the Remaining Members who hold a majority of Remaining Membership Interest agree within ninety (90) days to continue the business of the Company. The Company and/or the Remaining Members may purchase the Former Member's Membership Interest as provided in this Article.

6.2 **Purchase Price.** The purchase price for the Former Member's interest shall be the fair market value of the Former Member's Interest as determined by agreement of the former Member and the Purchasing Members. If the Former Member and the Purchasing Members cannot agree on the purchase price within 30 days after the Dissolution Event, the purchase price shall be determined by an independent appraiser. The Purchasing Members as a group, and the Former Member, shall each pay one-half of the cost of the appraisal. If the Dissolution Event results from a breach of this Agreement by the Former Member, the purchase price shall be reduced by an amount equal to the damages suffered by the Company or the Purchasing Members as a result of such breach.

6.3 **Notice of Intent to Purchase.** Within fifteen (15) days after a Dissolution Event, each Remaining Member shall notify the Members in writing of whether (s)he chooses to purchase a portion of the Former Member's Interest. Each Purchasing Member shall be entitled to purchase a portion of the Former Member's Interest in the same proportion as their Membership Interest compared with the percentage interest of all Purchasing Members. If the Remaining Members fail to purchase the entire interest of the Former Member, the company shall purchase any remaining share of the Former Member's Interest.

6.4 **Payment of Purchase Price**. The closing shall occur no later than 30 days following the determination of the purchase price. The Purchasing Members may pay all of the purchase in cash, or one fifth (1/5) at closing, with the remainder due in a negotiable promissory note, payable in four equal annual principal installments plus prevailing interest

6.5 **Closing of Purchase of Former Member's Interest.** At the closing for the sale of a Former Member's Interest, the Former Member shall provide a document conveying their interest and representing that the interest is free of encumbrances.

Article 7
Accounting, Records, Reporting by Members.

7.1 **Books and Records.** The Company's books and records shall be kept using standard accounting methods for federal income tax purposes. The Company shall maintain at its principal office:

A. A current Members list showing their full name and last known business or residence, their capital contributions, Capital Account balance and Membership Interest;
B. A copy of the Articles of Organization and any and all amendments
C. Copies of the Company's federal, state, and local income tax or information returns for the six (6) most recent taxable years;
D. A copy of this Operating Agreement and any and all amendments;
E. The Company's books and records as they relate to the internal affairs or the company for at least the current and past four (4) fiscal years.

7.2 **Reports.** By March 30th of each year, the Company shall prepare information necessary for the Members to prepare their annual federal and state income tax returns.

7.3 **Bank Accounts.** The Members shall maintain Company funds in one or more separate bank accounts in the name of the Company and shall not commingle the funds with any other person or entity. Any Member, acting alone, may endorse and deposit into the Company's accounts any checks made payable to the Company. The Members shall authorize one or more of the Members to sign checks and drafts in the Company's name.

7.4 **Tax Matters for the Company**. Ronald George Cady is designated as "Tax Matters Partner" (as defined in Code section 6231) to represent the Company (at the Company's expense) in connection with all tax authorities. The Tax Matters Partner may spend Company funds for associated professional services and costs.

Article 8
Dissolution and Winding Up

8.1 **Conditions of Dissolution:** The company shall dissolve:

A. If there is a judicial dissolution pursuant to Section 17351 of the Corporations Code;
B. If the Members unanimously vote to dissolve the Company;
C. If there is a Dissolution Event and the Remaining Members fail to agree to continue the business of the Company within ninety (90) days after the occurrence of such event or the Company or the Remaining Members fail to purchase the former Member's Interest as provided in Article 7; or
D. Upon the sale of substantially all of the assets of the Company.

8.2 **Winding Up.** Upon the dissolution, the Company's assets shall be disposed of and its affairs wound up. After determining that all the known debts and liabilities of the Company have been paid, the remaining assets shall be distributed to the Members according to their Capital Account balances, after taking into account income and loss allocations for the Company's final taxable year.

8.3 **Limitations on Payments Made In Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse against any other Member except as provided in Article 10.

Article 9
Indemnification

9.1 **Indemnification of Agents.** The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason that (s)he was a Member, officer, employee or other agent of the Company to the fullest extent permitted by applicable law. The standard of the fiduciary duty each member is to act in the highest good faith to the members and the Company. A member may not seek to obtain an advantage in the Company affairs by misconduct, misrepresentation, concealment, threat or adverse pressure.

Article 10
Compensation

10.1 **MANAGEMENT FEE.** Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services as a majority of members agree upon.

10.2 **REIMBURSEMENT.** The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

Article 11
Miscellaneous

11.1 **Complete Agreement.** This Agreement and the Articles of Organization constitute the complete and exclusive statement of agreement among the Members and replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Articles of Organization conflict with any provision of this agreement, the Articles of Organization shall control.

11.2 **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members and their respect successors and assigns.

11.3 **Jurisdiction.** Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in California in any action on a claim arising out of, under or in connection with this Agreement.

11.4 **Severability.** If any provision of this Agreement shall be held invalid, the remainder of this Agreement shall not be affected.

11.5 **Notices.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing at the addresses shown on Exhibit A. Any party may designate any other address in substitution of the foregoing address by giving 5 days written notice to all Members.

11.6 **Amendments**. All amendments to this Agreement will be in writing and signed by a majority of unit holders.

11.7 **Multiple Counterparts**. This agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one or the same instrument.

11.8 **Attorney Fees.** In the event that any dispute between the Company, the Members or among the Members should result in litigation or arbitration, the prevailing party in such a dispute shall be entitled to recover from the other party all reasonable fees, cost and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

11.9 **Remedies Cumulative.** The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

All of the Members New Age Automotive Concepts LLC, a California Limited Liability Company, have executed this agreement, effective as of the date written above.

LISTING OF MANAGERS

The undersigned hereby agree, to serve as managers for this LLC.

Signed this 26th day of September, 2017.

____________________ Signature Alex Bean __________ Printed Name

Manager – Alexander Peter Bean

38860 Deer Run Rd
Palmdale, Ca 93551

____________________ Signature George Cady __________ Printed Name

Manager – Ronald George Cady

5811 W Ave K13
Lancaster, CA 93536

____________________ Signature Glendon Luettgerodt __________ Printed Name

Manager – Glendon Ray Luettgerodt

43981 Bobby Jones Wy
Lancaster, CA 93536

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge and certify to adopt this Operating Agreement.

Signed this 26th day of September, 2017.

_______________________ Signature
Member – Alexander Peter Bean
38860 Deer Run Rd
Palmdale, Ca 93551

_______________________ Signature
Member – Ronald George Cady
5811 W Ave K13
Lancaster, CA 93536

_______________________ Signature
Member – Gendon Ray Luettgerodt
43891 Bobby Jones Wy
Lancaster, CA 93536

_______________________ Signature
Member – Jerry G Plant
43248 30th ST West #51
Lancaster, CA 93536

_______________________ Signature
Member – Peggy R Plant
801 Desert Way #2
Bakersfield, CA 93309

_______________________ Signature
Member – Jason Lezama
19604 Cruystal Springs Ct.
Newhall, CA 91321

Exhibit A

List of Members

Name	Address	Class A Common Units Issued
Alexander P Bean	38860 Deer Run Rd Palmdale, CA 93551	3,240,000
Ronald George Cady	5811 W Ave K13 Lancaster, CA 93536	3,230,000
Glendon Ray Luettgerodt	43891 Bobby Jones Wy Lancaster, CA 93536	3,230,000
Jerry G Plant	43248 30th St West #51 Lancaster, CA 93536	100,000
Peggy R Plant	801 Desert Way #2 Bakersfield, CA 93309	100,000
Jason Lezama	19604 Crystal Springs Ct Newhall, CA 91321	100,000